Exhibit 99.2

Compton Petroleum Corporation
Consolidated Balance Sheets
(Unaudited) (000’s)

As at	March 31, 2011	December 31, 2010 (note 19)	January 1, 2010 (note 19)
Assets
Current assets:
Trade and other accounts receivable	$22,579	$29,515	$37,389
Risk management, note 15	5,530	8,041	198
Other current assets, note 17	5,328	4,812	14,287
	33,437	42,368	51,874

Non-current assets:
Development and production, note 3	691,742	751,382	1,609,874
Exploration and evaluation, note 4	62,716	68,550	72,378
Other long term assets, note 17	2,597	2,620	2,494

Total assets	$790,492	$864,920	$1,736,620

Liabilities
Current liabilities:
Trade and other accounts payable	$35,310	$57,755	$67,909
Credit facility, note 5a	137,206	145,584	107,183
Risk management, note 15	257	116	94
Senior term notes, note 6	43,731	44,757	-
MPP term financing, note 7	12,339	11,098	4,601
	228,843	259,310	179,787

Non-current liabilities:
Senior term notes, note 6	188,043	192,455	461,741
Risk management, note 15	3,681	-	1,331
MPP term financing, note 7	30,879	34,522	46,807
Provisions, note 9	142,746	184,424	138,998
Deferred income taxes	6,084	7,011	186,210

Total liabilities	600,276	677,722	1,014,874

Shareholders’ equity
Share capital, note 10b	416,433	416,433	416,425
Share purchase warrants, note 10c	13,800	13,800	13,800
Other reserves	39,670	40,112	37,043
Retained earnings (deficit)	(287,204)	(289,682)	250,279
Non-controlling interest, note 7	7,517	6,535	4,199

Total equity	190,216	187,198	721,746

Total liabilities and shareholders’ equity	$790,492	$864,920	$1,736,620

Commitments and contingent liabilities, note 18

see accompanying notes to the consolidated interim financial statements

On behalf of the Board

M.F. Belich, Q.C.	J. Stephens Allan, C.A.
Director	Director

Compton Petroleum Corporation
Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited) (000’s)

Three months ended March 31,	2011	2010 (note 19)

Revenue, note 16	$35,649	$60,786

Expenses
Operating	11,644	13,879
Transportation	1,317	1,499
Administrative	4,800	5,550
Royalty obligations, note 16	4,051	6,084
Depletion and depreciation	14,912	22,464
Exploration and evaluation	4,498	102
Share based compensation, note 12c	(259)	993
Foreign exchange and other (gain) loss, note 14	(21,748)	(16,070)
Risk management (gain) loss, note 15c	2,929	(14,983)

Finance costs
Accretion of decommissioning liabilities	1,415	1,148
Interest and financing costs, note 13	9,557	14,382

Earnings before taxes	2,533	25,738
Income taxes
Current	-	208
Deferred	(927)	68
	(927)	276

Net earnings	$3,460	$25,462

Net earnings attributable to:
Non-controlling interest, note 7	$982	$242
Majority shareholders	2,478	25,220
Net earnings and comprehensive income	$3,460	$25,462

Net earnings per share, note 11
Basic	$0.01	$0.10
Diluted	$0.01	$0.10

see accompanying notes to the consolidated interim financial statements

- 2 -	March 31, 2011

Compton Petroleum Corporation
Consolidated Interim Statements of Changes in Equity
(Unaudited) (000’s)

	Capital stock	Share purchase warrants	Other reserves	Retained earnings/ Deficit	Non- controlling interest	Total

Balance at January 1, 2010	$416,425	$13,800	$37,043	$250,279	$4,199	$721,746
Net earnings	-	-	-	25,220	242	25,462
Share issuance	(82)	-	-	-	-	(82)
Share based payments	-	-	709	-	-	709
Options exercised	-	-	-	-	-	-
Balance at March 31, 2010	$416,343	$13,800	$37,752	$275,499	$4,441	$747,835
(note 19)
Balance at January 1, 2011	$416,433	$13,800	$40,112	$(289,682)	$6,535	$187,198
Net earnings	-	-	-	2,478	982	3,460
Share issuance	-	-	-	-	-	-
Share based payments	-	-	(442)	-	-	(442)
Options exercised	-	-	-	-	-	-
Balance at March 31, 2011	$416,433	$13,800	$39,670	$(287,204)	$7,517	$190,216

see accompanying notes to consolidated interim financial statements

- 3 -	March 31, 2011

Compton Petroleum Corporation
Consolidated Interim Statements of Cash Flow
(Unaudited) (000’s)

Three months ended March 31,	2011	2010 (note 19)

Operating activities
Net earnings	$2,478	$25,220
Amortization and other	338	4,022
Depletion and depreciation	14,912	22,464
Unrealized foreign exchange and other (gains) losses	(5,406)	(13,950)
Deferred income taxes	(927)	68
Share based compensation	(442)	709
Accretion of decommissioning liabilities	1,415	1,148
Decommissioning expenditures	(189)	(4,163)
Unrealized risk management (gain) loss	6,333	(14,976)
Exploration and evaluation	4,498	102
Gain on asset disposition	(16,366)	-
Non-controlling interest	982	242
	7,626	20,886
Change in non-cash working capital	(15,727)	(3,873)

	(8,101)	17,013

Financing activities
Repayment of credit facility	(8,693)	(16,450)
MPP term financing repayment	(2,401)	(1,101)
Proceeds from equity financing, net of issuance costs	-	(82)

	(11,094)	(17,633)

Investing activities
Development and production additions	(6,287)	(7,270)
Exploration and evaluation additions	(590)	(1,346)
Development and production dispositions	9,489	56
Exploration and evaluation dispositions	16,583	-
Royalty dispositions	-	9,180

	19,195	620

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

see accompanying notes to the consolidated interim financial statements

- 4 -	March 31, 2011

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Compton Petroleum Corporation (the “Corporation” or “Compton”), incorporated under the laws of Alberta and domiciled in Canada, is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.  The registered office of the Corporation is as follows:

Suite 500, Bankers Court
850 2nd Street, SW
Calgary, Alberta, Canada
T2P 0R8

1.         BASIS OF PRESENTATION

The consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Corporation’s first IFRS consolidated interim financial statements for part of the period covered by the Corporation’s first IFRS consolidated annual financial statements for the year ending December 31, 2011.  As a result, they have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, with retrospective application of accounting standards as required.  These consolidated interim financial statements do  not include all of the necessary annual disclosures in accordance with IFRS.  Previously, the Corporation prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

As these are the Corporation’s first set of consolidated interim financial statements in accordance with IFRS 1 and IAS 34, some of the Corporation’s disclosures exceed the minimum requirements under IAS 34. The Corporation has elected to exceed the minimum requirements in order to present the Corporation’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS 1, which also highlight the changes from the Corporation’s 2010 annual consolidated financial statements prepared in accordance with GAAP. In 2012 and beyond, the Corporation may not provide the same amount of disclosure in the Corporation’s interim consolidated financial statements under IFRS, as the reader will be able to rely on the annual consolidated financial statements, which will be prepared in accordance with IFRS.

The consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets recorded on the date of the transaction.  The consolidated interim financial statements have been prepared on a going concern basis.

A summary of the Corporation’s significant accounting policies under IFRS is presented in Note 2 - “Significant Accounting Policies”.  These policies have been retrospectively and consistently applied except where specific exemptions permitted alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 19 - “Transition to IFRS”.

The consolidated interim financial statements were authorized on June 3, 2011 by the Board of Directors.

All amounts are presented in thousands (000’s) of Canadian dollars unless otherwise stated.

- 5 -	March 31, 2011

2.         SIGNIFICANT ACCOUNTING POLICIES

(a)        Basis of consolidation

The consolidated interim financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated interim financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Standing Interpretations Committee Standards 12 (“SIC-12”), Special Purpose Entities, as outlined in Note 7 - “MPP Term Financing and Non-Controlling Interest”.

Interests in jointly controlled assets are included in these financial statements using the proportionate consolidation method and included in the accounts is the Corporation’s proportionate share of revenues, expenses, assets and liabilities.

All inter‐company transactions, balances, income and expenses are eliminated in full on consolidation.

 (b)       Critical accounting judgments and key sources of measurement uncertainty

The timely preparation of consolidated interim financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the interim financial statements.  Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated interim financial statements of future periods could be material.

Development and production assets are grouped into cash generating units (“CGUs”) identified as having largely independent cash flows and are geographically integrated.  The determination of these CGUs was based on Management’s interpretation and judgment.

The calculation of decommissioning liabilities includes estimates of the ultimate settlement amounts, inflation factors, risk free rates, and timing of settlement.  The impact of future revisions to these assumptions on the consolidated interim financial statements of future periods could be material.

The amount of share based compensation expense is subject to uncertainty as it reflects the Corporation’s best estimate of whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue is subject to uncertainty as it reflects the Corporation’s best estimate of fair value at the time of issue.

The estimated inventory allowance recognized to present inventory balances at the lower of cost and net realizable value.

The estimated fair value of risk management contracts is subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty.

- 6 -	March 31, 2011

(c)        Property and equipment

(i)	Exploration and evaluation

Exploration and evaluation (“E&E”) assets are measured at cost and include all costs directly associated with exploratory drilling, unproved property acquisition costs, geological and geophysical activities, license acquisition and technical studies. These assets do not include costs incurred prior to obtaining the rights to explore lands, these prospecting costs are expensed as incurred.

When E&E costs in an area have been determined to be technical feasible and commercial viable, where reserves have been assigned to the assets, costs are transferred to Development and Production (“D&P). When an area is determined not to be technically feasible (including the expiry of right), commercially viable, or the Corporation strategically decides not to continue with any future development, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.

E&E costs are not subject to depreciation and depletion.

(ii)	Development and production

All costs directly associated with the development and production of oil and gas reserves are capitalize on an area by area basis.  Development costs are largely intangible drilling costs, where technical feasibility and commercial viability of reserves have been established.  Equipment and facilities are tangible assets supporting the production of identified reserves.

Costs accumulated within each area are depleted using the unit-of-production method based upon estimated proved plus probable petroleum and natural gas reserves, under future prices and costs.  Costs subject to depletion include estimated future costs to be incurred in developing proved plus probable reserves, and less the estimated salvage value of underlying assets.

Depreciation of the MPP facility is provided for on a straight line basis over 30 years.

Costs associated with maintenance turnarounds are capitalized and amortized over the period to the next scheduled turnaround, generally 3 years.  All other maintenance costs are expensed as incurred.

(iii)	Corporate assets

Corporate assets include other office equipment and related leasehold improvements, recorded at cost.  Corporate assets are depreciated on a straight line basis over the estimated service life, generally between three to five years.

(iv)	Derecognition

The Corporation derecognizes assets at the earlier of disposal, or when no future economic benefit is expected.  Any gain or loss on derecognition is recognized in net earnings when incurred.

(d)        Impairments

The carrying value of long-term assets is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.

- 7 -	March 31, 2011

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

Fair value less costs to sell is determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

(e)        Provisions

The Corporation recognizes the present value of estimated decommissioning liabilities when a reasonable estimate can be made.  Asset retirement obligations include those legal obligations where the Corporation will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities.  The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to assumptions, estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning liabilities and the related cost.

Decommissioning costs are amortized using the unit-of-production method; the MPP decommissioning cost is amortized based on its estimated useful life of 30 years.  Increases in the decommissioning liabilities resulting from the passage of time are recorded as accretion of decommissioning liabilities and is charged to net earnings.

Actual expenditures incurred are charged against the accumulated obligation.

 (f)        Financial instruments and derivatives

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  Financial instruments are identified by the Corporation through a review of typical financial transactions and risk management activities.  The Corporation also reviews non-financial contracts for potential embedded derivatives.  Once identified, the financial instruments are classified and measured as disclosed below.

Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “available for sale financial assets”, “held to maturity investments”, “loans and receivables” or “financial liabilities measured at amortized cost” as defined by the accounting standard.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in earnings.  “Available for sale financial assets” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial instruments classified as “held to maturity investments”, “loans and receivables” and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method.

Accounts receivable are classified as “loans and receivables” and accounts payable, Credit Facility, MPP term financing and senior term notes are classified as “financial liabilities measured at amortized cost”.  Transaction costs, premiums and discounts associated with the issuance of Senior Term Notes are netted against the notes and amortized to earnings using the effective interest method.  Transaction costs associated with the extinguishment of debt are expensed when settlement of the debt occurs.

- 8 -	March 31, 2011

Derivative financial instruments are classified as “fair value through profit or loss” and are recorded at fair value based on quoted market prices or third party market indications and forecasts.  Fluctuations are recorded in earnings as risk management gains and losses during each reporting period.  The Corporation uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in Note 15 - “Risk Management”.  The Corporation does not designate any of its current risk management activities as accounting hedges.

(g)        Earnings per share amounts

Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period.  Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options, share purchase warrants and convertible debt at the option of the issuer were exercised.  The Corporation uses the treasury stock method to determine the dilutive effect of issued instruments.  This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

(h)        Income taxes

Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders' equity, in which case the income tax is recognized directly in shareholders' equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders' equity depending on the item to which the adjustment relates.

Deferred income tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

(i)         Revenue recognition

Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Corporation is recognized when title passes to the customer and delivery has taken place.  Revenue, as reported, represents the Corporation’s share and is presented after royalty payments to governments and other mineral interest owners.  Other revenue is recognized in the period that the service is provided to the customer.

(j)         Share based payments

The Corporation records compensation expense as a charge to net earnings for share based compensation plans in place for its directors, officers, and employees using fair-values.

For equity-settled stock-based compensation plans, fair values are determined using pricing models such as the Black-Scholes option-pricing model, using prices at the grant date and are recognized as compensation costs with a corresponding credit to shareholders' equity.

- 9 -	March 31, 2011

For cash-settled stock-based compensation plans, fair values are determined at each reporting date using pricing models such as the Black-Scholes option-pricing model. Periodic changes in the fair value are recognized as compensation costs with a corresponding change to current liabilities.  The fair value determined at the grant date is expensed based on a graded vesting schedule where each year of vesting is treated as a separate tranche.

Contributions to the Corporation’s stock savings plan are recorded as compensation expense as incurred.

(k)        Foreign currency translation

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in net earnings.

(l)         Defined benefit pension plan

The Corporation accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership.  The cost of the pension is actuarially determined using the projected unit credit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

(m)       Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques, and short term deposits.

(n)        Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets until such time as the assets are substantially available for their intended use.  Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use.  All other borrowing costs are expensed as incurred.

(o)        Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognized as assets at the lower of the fair value of the leased property, or, the present value of the minimum lease payments as determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.  Finance leases are amortized over the lease term, generally 3 to 5 years.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

- 10 -	March 31, 2011

(p)        Inventory

The Corporation recognizes significant assets available for sale or redeployment in operations as inventory, measured at the lower of cost and net realizable value, and are presented as long-term assets.

(q)        Recent accounting pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS.  The following new IFRS pronouncements have been issued but are not yet effective and may have an impact on the Corporation in the future:

The IASB issued IFRS 9, “Financial Instruments” as the initial phase of replacing IAS 39, “Financial Instruments: Recognition and Measurement”.  The standard revises and limits the classification and measurement models available for financial assets and liabilities to amortized cost or fair value.  Previously multiple models were available.  The Corporation is currently assessing the impact of the new standard on its consolidated interim financial statements, but does not anticipate that the adoption of the standard will have a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 10, “Consolidated Financial Statements” to supersede IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation - Special Purpose Entities”.  The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control where this is difficult to assess.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 11, “Joint Arrangements” to supersede IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities - Non-Monetary Contributions by Venturers”.  The standard is intended to provide for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities”.  The standard specifies disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles, and other off-balance-sheet vehicles.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

The IASB issued IFRS 13, “Fair Value Measurement”.  The main provisions of the standard include defining fair value, setting out in a single standard a framework for measuring fair value, and specifying certain disclosure requirements about fair value measurements.  This new standard is effective for annual periods beginning on or after January 1, 2013.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements, but does not anticipate the standard having a significant impact on the Corporation’s consolidated financial statements.

- 11 -	March 31, 2011

3.         DEVELOPMENT AND PRODUCTION

	Development	MPP	Corporate
	costs	Facility	Assets	Total
Cost or deemed cost:

Balance at January 1, 2010	$1,545,269	$53,703	$12,538	$1,611,510

Additions	42,430	-	1,449	43,879

Transfer from E&E (Note 4)	47	-	-	47
Disposals	(186,490)	-	-	(186,490)
Other - Decommissioning	60,972	-	-	60,972
Balance at December 31, 2010	$1,462,228	$53,703	$13,987	$1,529,918
Additions	7,322	-	31	7,353
Transfer from E&E (Note 4)	-	-	-	-

Disposals	(17,524)	-	-	(17,524)

Other - Decommissioning	(37,019)	-	-	(37,019)
Balance at March 31, 2011	$1,415,007	$53,703	$14,018	$1,482,728

Accumulated depletion, depreciation and impairment losses:
Balance at January 1, 2010	$(1,636)	$-	$-	$(1,636)
Depletion and depreciation for the year	(83,767)	(2,224)	(3,043)	(89,034)
Impairment loss	(695,395)	-	-	(695,395)
Impairment reversals	-	-	-	-
Disposals	7,529	-	-	7,529
Other	-	-	-	-
Balance at December 31, 2010	$(773,269)	$(2,224)	$(3,043)	$(778,536)
Depletion and depreciation for the year	(13,572)	(556)	(784)	(14,912)
Impairment loss	-	-	-	-
Impairment reversals	-	-	-	-
Disposals	2,462	-	-	2,462
Other	-	-	-	-
Balance at March 31, 2011	$(784,379)	$(2,780)	$(3,827)	$(790,986)
Net book value:

As at January 1, 2010	$1,543,633	$53,703	$12,538	$1,609,874
As at December 31, 2010	688,959	51,479	10,944	751,382
As at March 31, 2011	$630,628	$50,923	$10,191	$691,742

(1)
Included in equipment and facilities are finance leases with a cost of $8.1 million (January 1, 2010 - $11.5 million; December 31, 2010 - $8.5 million) and accumulated depletion of $1.5 million (January 1, 2010 - $1.6 million; December 31, 2010 - $1.6 million)

During the three months ended March 31, 2011, $0.8 million (2010 - $1.5 million) was capitalized relating directly to compensation, insurance, and administrative costs.

Property dispositions at Niton and Centron during the first quarter of 2011 resulted in a net gain on sale of $16.4 million, including $14.9 million which was related to undeveloped land carried in exploration and evaluation assets (see Note 4 - “Exploration and Evaluation”).  During 2010, the disposition of properties at Niton and Gilby resulted in a combined loss on sale of $5.3 million (including $0.5 million of undeveloped lands), which has been included in foreign exchange and other gains (losses).

An impairment test is performed on capitalized property and equipment costs, at the CGU level, when indicators of impairment exist.   On transition to IFRS on January 1, 2010, the value of Compton’s assets was written down by $263.9 million (see Note 19 - “Transition to IFRS”).  Throughout 2010, a further write down of $695.4 million was recorded based on the estimated recoverable amount of Compton’s assets.  These write downs reflect the low natural gas price environment during that time.  At March 31, 2011, no indicators of impairment were identified.

- 12 -	March 31, 2011

4.         EXPLORATION AND EVALUATION

Balance at January 1, 2010	$72,378
Additions	6,925
Disposals	(8,620)
Impairment / land expiries	(2,086)
Transfers to D&P (Note 3)	(47)
Balance at December 31, 2010	$68,550
Additions	590
Disposals	(1,926)
Impairments / land expiries	(4,498)
Transfers to D&P (Note 3)	-
Balance at March 31, 2011	$62,716

An impairment test is performed on the costs capitalized to exploration and evaluation when indicators of impairment exist.   At March 31, 2011, no indicators of impairment were identified to indicate a decline in exploration and evaluation asset carrying values.  On transition to IFRS on January 1, 2010, the value of Compton’s exploration and evaluation assets were tested for impairment and no write down was required (see Note 19 - “Transition to IFRS”).  Throughout 2010, a total of $2.1 million of undeveloped land rights expired, and were charged to exploration expense.    Land right expiries charged to exploration expense in the first quarter of 2011 totaled $4.5 million (2010 - $0.1 million).

5.         DEBT

(a)         Credit facility
	March 31, 2011	December 31, 2010	January 1, 2010

Authorized credit facility	$160,000	$170,000	$220,000

Prime rate loans	$-	$-	$37,000
Bankers’ acceptance term loans	144,700	144,700	70,000
Prime rate revolving credit	(7,219)	2,576	1,462
Discount to maturity	(275)	(1,692)	(1,279)

Advances under the credit facility	$137,206	$145,584	$107,183

As at March 31, 2011, the Corporation’s credit facility (the “Facility”) of $160.0 million, arranged with a syndicate of banks, was comprised of a revolving term facility authorized at $145.0 million and a revolving working capital facility authorized at $15.0 million.  The Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and reaches term on July 1, 2011, at which time it may be extended.  If not extended in 2011 the Facility will mature 366 days later on July 2, 2012.

In addition to the drawn portion of the Facility, at March 31, 2011, $2.7 million (December 31, 2010 - $4.3 million) of letters of credit were outstanding in favour of service providers to Compton.

Advances under the Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

  Prime rate and US Base rate plus 3.75%

  Bankers’ Acceptances rate and LIBOR rate plus 4.75%

The effective interest rate on the Facility at March 31, 2011, was 5.9% (2010 - 5.8%).

The amount that may be drawn on the Facility is limited, in certain circumstances by a provision contained in the note indenture governing the Senior Term Notes (the “Notes”); the adjusted consolidated net tangible assets test (“ACNTA”).  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2010 constant dollar prices.  At March 31, 2011, the ACNTA test capped the borrowings under the credit facilities at $269.0 million (see also Note 6 - “Senior Term Notes”).

- 13 -	March 31, 2011

The Facility is secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

(b)        Finance leases

Finance leases relate to operating equipment with lease terms ranging from 3 to 5 years. Finance leases have been recognized as assets based on the lower of the respective fair values and present value of future lease payments and any related buyout costs.  The Corporation’s obligations under finance leases are secured by the lessors’ title to the underlying property.  The fair value of the finance lease liabilities approximates the carrying amount.

	Minimum lease payments
	March 31, 2011	December 31, 2010
Not later than one year	$1,569	$1,033
Later than one year and not later than five years	447	1,680
Later than five years	-	-

Less future finance charges	(371)	$(469)

Present value of minimum lease payments	$1,645	$2,244

Current finance lease obligations	$1,267	$864
Long-term finance lease obligations	378	1,380

Present value of minimum lease payments(1)	$1,645	$2,244

(1)	Finance leases are included in development and production assets, and trade and other accounts payable

- 14 -	March 31, 2011

6.         SENIOR TERM NOTES

	March 31,	December 31,	January 1,
	2011	2010	2010

US$193.5 million, 10% due September 15, 2017(1)	$188,043	$192,455	$-
US$45 million, 10% due September 15, 2011(1)	43,731	44,757	-
US$450 million, 7.625% due December 1, 2013	-	-	470,970
Unamortized transaction costs	-	-	(9,229)

Carrying value	$231,774	$237,212	$461,741
Current	$43,731	$44,757	$-
Non-current	188,043	192,455	461,741

Senior term notes	$231,774	$237,212	$461,741

(1)	Arrangement transaction costs of $10.8 million have been expensed and reduce the gain recognized on the 2013 Senior Term Notes extinguished.

On October 18, 2010, a Plan of Arrangement (the “Arrangement”) was completed resulting in the extinguishment US$450.0 million Notes (the “2013 Notes”) due December 1, 2013, for:

(a)	US$193.5 million 10% notes due 2017 (the “2017 Notes”);

(b)	US$45.0 million 10% notes due September 2011 (the “2011 Mandatory Convertible Notes”); and

(c)	US$184.5 million of cash, in part funded by a draw of $145.0 million from the Facility.

The yield to maturity on both the 2017 Notes and the 2011 Mandatory Convertible Notes using the effective interest method are 10.00%.  The yield to maturity on the 2013 Notes was previously 8.15%.

The 2017 Notes are redeemable by the Corporation in whole or part, subject to a maximum of 35% of face value prior to September 15, 2014.  The redemption amounts, expressed as a percentage of the face value are as follows:

October 18, 2010 to September 14, 2014	110.00%
September 15, 2014 to September 14, 2015	105.00%
September 15, 2015 to September 14, 2016	102.50%
September 15, 2016 to maturity	100.00%

The 2011 Mandatory Convertible Notes have been presented entirely as a financial liability.  Redemption or repayment of the 2011 Mandatory Convertible Notes, plus accrued and unpaid interest, may occur as follows:

(a)	Prior to maturity:

(i)	for cash;

(ii)	in whole or in part by application of the net proceeds of equity offerings; or

(iii)
at the option of the Corporation by conversion into the common shares of the Corporation based on a share price equal to 95% of the volume weighted average trading price per common share on the Toronto Stock Exchange for the 20 consecutive trading days ending on the third business day prior to the redemption date (the “Current Market Price”).

(b)	At maturity on September 15, 2011 by exchange of the principal amount plus accrued and unpaid interest with Common Shares of the Corporation, at the Current Market Price, for an equivalent amount.

- 15 -	March 31, 2011

The Senior Term Notes (the “Notes”) are unsecured and are subordinate to the Corporation’s Facility.

The indenture governing the Notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the ACNTA test if the Ratio test is not met.  The Ratio restricts the Corporation’s ability to incur incremental debt, and the value determined under the ACNTA test restricts the borrowings under the Facility to the ACNTA calculated value.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold and if the Ratio is less than 2.5 to 1, the value calculated under the ACNTA test must exceed borrowings under the Facility.

At March 31, 2011, the Ratio was 1.88 to 1 (December 31, 2010 2.16 to 1), falling below the minimum requirement and thereby restricting the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $269.0 million under the Facility and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Although these tests limit the amount of debt the Corporation may incur, Management does not anticipate these restrictions to have any limiting or adverse effect on the operations of the Corporation.

7.      MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the area.  Compton’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication of Compton’s production and reserves from the defined area through the facilities; and

(d)	an option granted to Compton to purchase the MPP partnership at a predetermined amount on April 30, 2014.

Compton is considered to be the primary beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities.  Pursuant to the IASB’s Standing Interpretation’s Committee (“SIC”) 12, Consolidation - Special Purpose Entities, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements.  The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	March 31, 2011	December 31, 2010	January 1, 2010

Non-controlling interest, beginning of period	$6,535	$4,199	$59,762
Earnings attributable to non-controlling interest	982	2,336	3,259
Distributions to limited partner	-	-	(3,822)
MPP term financing	-	-	(55,000)

Non-controlling interest, end of period	$7,517	$6,535	$4,199

- 16 -	March 31, 2011

On April 30, 2009, Compton completed the renegotiation of the MPP Agreements for a further term of five years.  All agreements expire on April 30, 2014 with the exception of the agreement that dedicates Compton’s production and reserves from the defined area to the facilities which continues through April 30, 2024.  At the time of the renegotiation $55.0 million of the non-controlling interest was transferred to the MPP term financing caption in these consolidated financial statements, with a corresponding reduction in the non-controlling interest.  The MPP term financing is comprised of:

	March 31, 2011	December 31, 2010	January 1, 2010

Present value of the base processing fee	$18,294	$19,552	$24,287
Purchase option	25,404	26,588	27,800
Unamortized transaction costs	(480)	(520)	(679)

MPP term financing	$43,218	$45,620	$51,408

The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling $0.8 million per month; the effective rate of interest is 11.42% per annum.

In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in interest and financing charges expense and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014.  If Compton does not exercise this purchase option it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option.  The minimum throughput volume of 61.51 mmcf/d is an average of the throughput volume of the preceding two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters.  In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than $250 million using a 10% discount rate, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

As of March 31, 2011, the threshold throughput volume was reduced to 57.5 mmcf/d.  The cumulative prepayment of the purchase option since the renewal of the MPP Agreements in April 2009 is $2.39 million, including $1.18 million in 2011. The prepayments have reduced the amount of the MPP term financing liability.  Subsequent to quarter end, a payment of $1.60 million was made for the period ending March 31, 2011.

Dedicated reserves at December 31, 2010 did not exceed the minimum reserve test threshold as verified by a third party, resulting in a $5.5 million fee which is due prior to June 30, 2011.  The reserve test fee will reduce the outstanding purchase option upon payment.

8.      CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, long-term debt, and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

- 17 -	March 31, 2011

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	March 31, 2011	December 31, 2010	January 1, 2010

Working capital (surplus) deficiency(1)	$7,403	$23,428	$16,233
Credit facility(2)	137,206	145,584	107,183
MPP term financing(3)	43,218	45,620	51,408
Senior term notes(4)	231,774	237,212	461,741
Total net debt	419,601	451,844	636,565
Total shareholders’ equity	190,216	187,198	721,746

Total capitalization	$609,817	$639,042	$1,358,311

Total net debt to capitalization ratio	68.8%	70.7%	46.9%

(1)	Adjusted working capital excludes risk management, current MPP term financing and Facility
(2)	Includes unamortized transaction costs of $275 (December 31, 2010 - $1,692; January 1, 2010 - $1,279)
(3)	Includes unamortized financing fees of $480 (December 31, 2010 - $520; January 1, 2010 - $679)
(4)	Includes unamortized original issue discount and related transaction costs of $nil (December 31, 2010 - $nil; January 1, 2010 - $9,229)

At March 31, 2011, the Corporation exceeded the targeted net debt to capitalization ratio.  Shareholder equity was impacted by the transition to IFRS and the resulting adjustments recorded during 2010 negatively impacted earnings and retained earnings.  These adjustments are disclosed in more detail in Note 19 - “Transition to IFRS”.

In the first quarter of 2011, property sales for gross proceeds of $26.2 million were used to repay a portion of the Facility with the balance applied to working capital.

In 2010, the final 1.25% component of an overriding royalty interest (totaling 5%) was sold for gross proceeds of $23.8 million, which along with sale proceeds of $150.2 million from property dispositions were applied to reduce the Facility.  In addition, the completion of the Arrangement in respect of the Notes further reduced Compton’s net debt position; see Note 6 - “Senior Term Notes”.

Management continues to evaluate alternatives to further reduce the Corporation’s debt levels and re-align within the established targets.

- 18 -	March 31, 2011

Compton targets a total net debt to Adjusted EBITDA of 2.5 to 3.0 times.  At March 31, 2011, total net debt to Adjusted EBITDA was 4.4x (December 31, 2010 - 4.0x) calculated on a trailing 12 month basis as follows:

	March 31, 2011		December 31, 2010

Total net debt	$419,601		$451,844

12 months ended	March 31, 2011		December 31, 2010

Net earnings	$(562,701)		$(539,961)
Add (deduct)
Interest and finance charges	45,485		50,288
Income taxes	(180,476)		(179,272)
Depletion and depreciation	82,117		89,415
Accretion of decommissioning liabilities	4,771		4,504
Unrealized foreign exchange (gains) losses	3,702		(4,842)
Unrealized risk management (gains) losses	12,158		(9,151)
Gain on sale of assets	(16,367)		-
Other expenses	5,016		5,039
Exploration and evaluation	6,482		2,086
Impairment	695,141		695,395

Adjusted EBITDA	$95,328		$113,501

Total net debt to adjusted EBITDA	4.4	x	4.0	x

Low natural gas prices over the past two years have affected the Corporation’s Adjusted EBITDA.  As a result, Compton’s total net debt to Adjusted EBITDA at March 31, 2011, is greater than the internal targeted ratio of 2.5 to 3.0 times.  The Corporation has taken significant steps to reduce its overall debt to achieve its internal targets, and continues to explore opportunities to further reduce debt levels and improve capital measures.

Compton is subject to certain covenants relating to its Facility and Notes.  At March 31, 2011, the Corporation was in compliance with all the covenants of the Facility and Notes, except is restricted as to the amount of incremental borrowing (see Note 6 - “Senior Term Notes”).

9.      PROVISIONS

(a)     Decommissioning liabilities

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the liabilities associated with the decommissioning of oil and natural gas assets:

	March 31, 2011	December 31, 2010

Decommissioning liabilities, beginning of period	$184,424	$125,105
Liabilities incurred	1,089	4,754
Liabilities settled and disposed	(7,164)	(10,911)
Accretion expense	1,415	4,504
Revision of estimate	(37,018)	60,972

Decommissioning liabilities, end of period	$142,746	$184,424

- 19 -	March 31, 2011

The total undiscounted amount of estimated cash flows required to settle the liabilities, net of salvage, at March 31, 2011 was $165.6 million (December 31, 2010 - $234.3 million, January 1, 2010 - $139.0 million), which has been discounted using a risk free rate ranging from 2.8% to 3.8% (December 31, 2010 - 2.4% to 3.5%, January 1, 2010 - 2.8% to 4.1%) depending on the reserve life.  Salvage values excluded from the undiscounted liability were $105.8 at March 31, 2011 (December 31, 2010 - $108.5 million, January 1, 2010 - $135.5 million).  Due to the Corporation’s long reserve life, the majority of these liabilities are not expected to be settled until well into the future.  Settlements are expected to be funded from general Corporation resources at the time of decommissioning and removal.

(b)     Lease surrender obligations

Included in provisions at the time of transition to IFRS was $13.9 million related to the surrender of unused office space.  The lease was determined by management to be an onerous contract, and the provision included in these financial statements reflects the present value of estimated net cash flows to the end of the original lease term.  The provision for unused office space was settled in 2010.

10.    SHARE CAPITAL

(a)     Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)     Issued, outstanding and fully paid

	Number of Shares	Amount

Common shares outstanding,
January 1, 2010	263,573	$416,425
Shares issued under stock option plan	6	8

Common shares outstanding,
December 31, 2010	263,579	$416,433
Shares issued under stock option plan	-	-

Common shares outstanding,
March 31, 2011	263,579	$416,433

(c)     Share purchase warrants

Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.  A fair value of $0.10 was ascribed to each warrant ($13.8 million in total) and recorded as equity, reducing the carrying value of shares issued under the October 5, 2009 public offering.  The fair value of the warrants was determined using the modified Black-Scholes option pricing model and assumes an expected volatility of approximately 55%, a risk free rate of return of 1.25% and a weighted average life of two years.  At March 31, 2011 none of the issued warrants had been exercised.

(d)     Mandatory convertible notes

The Corporation has issued mandatory convertible notes as described in Note 6 - “Senior Term Notes”.  These mandatory convertible notes are convertible, in whole or in part, into common shares of the Corporation at the option of the Corporation if not redeemed for cash prior to maturity.   See Note 11 - “Per Share Amounts”.

- 20 -	March 31, 2011

(e)     Shareholder rights plan

The Corporation has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Corporation.

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding.  In the event that an acquisition of 20% or more of the Corporation’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

11.    PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

Three months ended March 31,	2011	2010

Weighted average common shares outstanding - basic	263,579	263,573
Effect of mandatory convertible notes	132,353	-
Effect of stock options and warrants	-	200

Weighted average common shares outstanding - diluted	395,932	263,773

In calculating diluted earnings per common share for the three months ended March 31, 2011, the Corporation excluded 11,693,167 options (2010 - 15,482,719) and 138,000,000 share purchase warrants (2010 - 138,000,000) as the exercise price was greater than the average market price of its common shares in these periods.

12.    SHARE BASED COMPENSATION PLANS

(a)     Stock option plan

The Corporation has a stock option plan for employees, including officers and directors.  The exercise price of each option approximated the market price for the common shares on the date the option was granted.  Options granted under the plan before June 1, 2003 are fully exercisable and will expire ten years after the grant date.  Options granted under the plan after May 31, 2003 and before October 12, 2009 are generally fully exercisable after four years and expire five years after the grant date.  Options granted under the plan after October 11, 2009, are generally fully exercisable after three years and expire five years after the grant date.

- 21 -	March 31, 2011

The following tables summarize the information relating to stock options:

	Stock options	Weighted average exercise price

Outstanding, January 1, 2010	10,750	$4.66
Granted	7,851	$0.97
Exercised	(6)	$0.86
Expired	(2,073)	$3.53
Forfeited	(1,482)	$8.83

Outstanding, December 31, 2010	15,040	$2.50
Granted	-	$-
Exercised	-	$-
Expired	(770)	$12.83
Forfeited	(2,577)	$1.53

Outstanding, March 31, 2011	11,693	$2.03

Exercisable, March 31, 2011	6,261	$2.80

The range of exercise prices of stock options outstanding and exercisable at March 31, 2011 is as follows:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.79 - $1.00	7,039	3.7	$0.95	3,210	$0.96
$1.01 - $2.00	3,001	3.3	$1.23	1,455	$1.19
$2.01 - $3.00	8	0.5	$2.98	8	$2.98
$3.01 - $4.00	259	0.7	$3.87	259	$3.87
$4.01 - $15.84	1,386	1.2	$8.86	1,329	$8.78
	11,693	3.2	$2.03	6,261	$2.80

(b)	Share purchase plan

The Corporation offers a share purchase plan to all of its employees.  This program enables employees to receive corporate contributions, in the form of Compton Petroleum Corporation common shares, at a matched percentage to individual contributions (subject to a maximum).  The corporate contributions vest to the employee immediately, and are made with each payroll deposit.

(c)	Share based compensation expense

The following table presents amounts charged to share based compensation expense:

Three months ended March 31,	2011	2010

Stock option plan	$(442)	$709
Share purchase plan	183	284

	$(259)	$993

- 22 -	March 31, 2011

 (d)     Restricted share unit plan

On March 1, 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the RSU Plan”) for employees, officers and directors.  The purpose of the RSU Plan is to attract and retain personnel necessary to the successful operation of the Corporation and promote greater alignment of their interests to that of Compton’s shareholders.  At March 31, 2011, all RSUs issued under the RSU Plan were fully settled, and the program discontinued.  At December 31, 2010, a liability of $1.0 million was included in accounts payable related to the RSU Plan.

(e)      Deferred share unit plan

Subsequent to the quarter end, the Corporation implemented a Deferred Share Unit Plan (“DSU” or “the DSU Plan”) for directors.  The purpose of the DSU Plan is to attract and retain qualified, high caliber and talented individuals to serve as members of the Board and to promote a greater alignment of interests between independent members of the Board and the shareholders of the Corporation.  No DSUs were issued under the plan at March 31, 2011.

(f)       Retention share plan

Subsequent to the quarter end, the Corporation implemented a Retention Share Plan (“Retention Shares” or “the Retention Plan”) for executives.  The Retention plan was put in place following the revision of compensation arrangements with the executive.  No Retention Shares were issued under the plan at March 31, 2011.

13.     INTEREST AND FINANCE CHARGES

During the year, the following financing charges were expensed through net earnings:

Three months ended March 31,	2011	2010

Interest on senior term notes	$5,743	$9,377
Interest on credit facility	2,137	1,352
Interest on capital lease obligations	27	283
Other interest and finance charges	1,650	3,370
	$9,557	$14,382

During the three months ended March 31, 2011, no borrowing costs were capitalized (2010 - $nil) as a result of capital projects currently in process.

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

The effective interest rate on bank debt at March 31, 2011 was 4.08% (2010 - 5.8%).

14.     FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Three months ended March 31,	2011	2010

Foreign exchange on translation of US$ debt	$(5,406)	$(13,950)
(Gain)/loss on disposition of assets	(16,368)	-
Other	26	(2,120)

Foreign exchange and other (gains) losses	$(21,748)	$(16,070)

- 23 -	March 31, 2011

15.    RISK MANAGEMENT

At March 31, 2011, the Corporation’s financial assets and liabilities consist of cash, accounts receivable, accounts payable, credit facility, senior term notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)     Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fair value through profit or loss
Risk management(1)	$5,530	$5,530	$8,040	$8,040	$198	$198
Loans and receivables
Accounts receivable	22,579	22,579	29,515	29,515	37,389	37,389

Financial liabilities
Fair value through profit or loss
Risk management(1)	$3,938	$3,938	$116	$116	$1,425	$1,425
Financial liabilities measured at amortized cost
Accounts payable	35,310	35,310	57,754	57,754	67,610	67,610
Credit facility	137,206	137,481	145,584	147,276	107,183	108,462
MPP term financing(1)	43,218	43,698	45,620	46,140	51,408	52,087
Senior term notes	231,774	181,002	237,212	202,810	461,741	362,647

(1)	Includes current and long term

Financial instruments of the Corporation carried on the consolidated interim balance sheets are carried at amortized cost with the exception of financial derivative instruments, which are carried at fair value. The Corporation classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 - quoted prices in active markets for identical financial instruments.

•
Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•	Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

- 24 -	March 31, 2011

The Corporation’s financial derivative instruments have been assessed on the fair value hierarchy described above and classified Level 2.

The carrying amount of cash, trade and other accounts receivable, other current assets, and trade and other accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  Facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The Notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

The following table reconciles the changes in the fair value of financial instruments outstanding. Changes in fair value are the result of comparing external counterparty information, which is compared to observable market data.

Risk management	March 31, 2011	December 31, 2010
Balance, beginning of period	$7,924	$(1,227)
Unrealized gain (loss) on financial instruments:
Commodity collars	(6,588)	9,145
Electricity swaps	460	59
Foreign exchange forwards	(204)	(53)
Fair value, end of period	$1,592	$7,924

Total fair value consists of the following:
Fair value, current portion	$5,273	$7,924
Fair value, long-term portion	(3,681)	-
Total fair value, end of period	$1,592	$7,924

(b)     Risk management assets and liabilities

(i)      Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Risk management asset
Current asset	$5,530	$8,040	$198
Risk management liability
Current liability	(257)	(116)	(94)
Non-current liability	(3,681)	-	(1,331)

Net risk management asset (liability)	$1,592	$7,924	$(1,227)

- 25 -	March 31, 2011

(ii)     Net fair value of commodity positions

On March 31, 2011, the Corporation had the following commodity contracts in place, expressed in Canadian dollars unless otherwise noted:

Commodity	Term	Volume	Average Price	Mark-to- Market Gain (Loss)
Commodity
Natural Gas
Collar	Jul./09 - Jun./11	30,250 GJ/d	$4.52 - $7.02/GJ	3,308
Collar	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	1,978
US Swap	Apr./11 - Oct./11	15,000 MMBtu/d	$4.64 / MMBtu	490
Swap	Jul./11 - Dec./12	10,000 MMBtu/d	$4.65 / MMBtu	1,820
US NYMEX basis	Apr./11 - Oct./11	15,000 MMBtu/d	($0.64) / MMBtu	(387)
Oil
US Option	Jan./12 - Dec./12	1,000 Bbl/d	$100 / Bbl	(5,757)
Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	397

Currency
US Swap	Sept. 15, 2011	$9.7 million	$1.00 CDN	(257)

Total unrealized commodity gain (loss)				$1,592

Subsequent to the quarter end, the Corporation entered into the following contracts:
Type	Term	Volume	Average Price
Commodity
Natural Gas Swap	Jul./11 - Dec./11	10,000 GJ/d	$5.00 / GJ
US Oil Option	Jul./11 - Dec./11	1,000 Bbl/d	$101.60 / Bbl

(c)      Risk management gains and losses

Risk management gains and losses recognized in net earnings during the years relating to commodity prices and foreign currency transactions are summarized below:

	Commodity Contracts	Foreign Currency	March 31, 2011 Total	March 31, 2010 Total

Unrealized change in fair value	$6,129	$204	$6,333	$(14,976)
Realized cash settlements	(3,404)	-	(3,404)	(7)

Total (gain) loss	$2,725	$204	$2,929	$(14,983)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

(d)      Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

- 26 -	March 31, 2011

(i)      Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—       Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO and Henry Hub monthly prices for gas contracts, WTI Nymex for crude oil contracts and AESO for electricity contracts.  Prices are valued in Canadian and United States dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to AECO settled commodity contracts in place at March 31, 2011, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $2.4 million (2010 - $3.5 million).  A similar decline in commodity prices would have had the opposite impact.

An increase of US$0.25/MMBtu in the price of NYMEX gas settled contracts, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $1.6 million (2010 - N/A).  A similar decline in commodity prices would have had the opposite impact.

An increase of US$0.25/bbl in the price of crude oil, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $0.2 million (2010 - N/A).  A similar decline in commodity prices would have had the opposite impact.

—       Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At March 31, 2011, with respect to the Corporation’s Notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the Notes by $2.4 million (2010 - $4.5 million) and increase or decrease before tax earnings by $2.6 million (2010 - $4.8 million).

With respect to foreign exchange forward contracts in place at March 31, 2011, an increase of $0.01 in the US$/Cdn$ exchange rate, holding all other variables constant, would have increased the fair value of the financial instrument and positively impacted before tax earnings by approximately $0.1 million (2010 - N/A).  A similar decline in foreign exchange rate would have had the opposite impact.

—       Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

- 27 -	March 31, 2011

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At March 31, 2011 a 100bps change in interest rates would have impacted before tax earnings by $1.4 million (2010 - $0.2 million) assuming the change in interest rates occurred at the beginning of the year.

(ii)     Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 4% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at March 31, 2011 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Corporation’s banking syndicate.  At March 31, 2011, three financial institutions held all of the outstanding financial instrument contracts.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)    Liquidity risk

Compton is exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility.  The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.  On July 1, 2010, the Corporation renewed the existing credit facility for a further 364 day term under conditions outlined in Note 5a - “Debt”.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  See also Note 18 - “Commitments and Contingent Liabilities”.

- 28 -	March 31, 2011

16.    ROYALTIES

Revenue recognized in net earnings is reduced by crown and freehold royalties.  The Corporation’s total royalty expense for the three months ended March 31, 2011 was $11.1 million (2010 - $16.6 million).

Three months ended March 31,	2011	2010

Offset to revenue
Crown	$4,962	$7,836
Freehold	2,090	2,645
	7,052	10,481

Royalty obligations expense
Overriding royalty	1,855	2,705
Other royalties	512	1,162
Freehold mineral taxes	1,684	2,217
	4,051	6,084
Total royalties	$11,103	$16,565

17.    OTHER ASSETS

	March 31, 2011	December 31, 2010	January 1, 2010

Prepaid expenses	$2,141	$1,602	$538
Marketable securities	-	-	3,830
Deposits	3,187	3,210	9,919
Other current assets	5,328	4,812	14,287

Inventory(1)	2,152	2,175	2,175
Pension asset	470	470	344
Other	(25)	(25)	(25)
Other long term assets	$2,597	$2,620	$2,494

(1)	Presented net of allowance of $1.5 million, to adjust to realizable value

18.    COMMITMENTS AND CONTINGENT LIABILITIES

(a)     Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2011	2012	2013	2014	2015	Thereafter

Credit facility	$144,700	$-	$-	$-	$-	$-
Senior term notes	43,731	-	-	-	-	188,043
MPP term financing(1)	14,283	9,592	9,592	21,513	-	-
Accounts payable	35,310	-	-	-	-	-
Finance leases	336	1,232	224	224	-	-
Office facilities	1,420	1,938	2,001	2,001	2,046	5,449

	$239,780	$12,762	$11,817	$23,738	$2,046	$193,492

(1)	Represents monthly fixed base fee payments; The 2011 amount includes purchase option repayments of $7.1 million

Compton intends to renew its Facility, therefore the repayment is not expected to occur, although has been included in the schedule of commitments consistent with its current term.

- 29 -	March 31, 2011

The 2011 Mandatory Convertible Notes have been reflected above should they be repaid in cash.  If not completed prior maturity at September 15, 2011, these will convert to equity with no cash impact.

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.  Included in the 2011 amounts are prepayments of the purchase option of $7.1 million.

Commitments on finance leases relate to arrangements on certain production facilities (see Note 5b - “Finance Leases”), and include monthly rental payments as well as the buyout option at the end of the lease term.  It is the Corporation’s intention to purchase these assets as they come due.

The Corporation has an overriding royalty (“ORR”) obligation of 5.0% to a third party.  The ORR represents a commitment of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base as at September 26, 2009.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

19.    TRANSITION TO IFRS

The Corporation’s consolidated interim financial statements for the three months ended March 31, 2011 are the first consolidated interim financial statements under IFRS and prepared in accordance with IAS 34 and IFRS 1, and as such include the application of IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”).  IFRS 1 requires all first-time adopters to retrospectively apply all effective IFRS standards as of the transition date of January 1, 2010.  However, it also provides certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

The Corporation has taken the following optional exemptions upon transition to IFRS:

Deemed cost election for petroleum and natural gas assets

The Corporation has development and production recognized in the opening IFRS balance sheet.   Under IFRS 1, the Corporation was allowed and elected to deem the value of its petroleum and natural gas assets, at the date of transition, based on the historical cost under GAAP.  Assets subject to the allocation include exploration and development costs and production equipment and processing facilities, excluding undeveloped properties and land, and the Mazeppa facility previously consolidated under AcG 15 “Consolidation of Variable Interest Entities”.

As a result of electing this optional exemption, petroleum and natural gas assets were allocated to appropriate components within each cash generating unit (“CGU”) based on a proration factor using discounted cash flows from total proved plus probable reserves at January 1, 2010. Additionally, assets were tested for impairment on January 1, 2010, in accordance with IAS 36 “Impairment of Assets”.  The result of the impairment test was a write-down of the Corporation’s petroleum and natural gas assets of $263.9 million.

Exploration and evaluation costs, representing undeveloped land and exploratory well costs, were recognized on transition at January 1, 2010, based on previously recognized costs.

Corporate assets were allocated to individual CGUs in each of the Corporation’s South and Central operations.  On the transition date, Compton has elected to use the historical cost basis for their corporate assets; therefore the amounts allocated will be based on historical cost under GAAP.

- 30 -	March 31, 2011

Decommissioning liabilities included in the cost of development and production

Under GAAP, decommissioning liabilities were discounted at a credit adjusted risk free rate.  Under IFRS the estimated cash flow to abandon and remediate the wells and fields has been risk adjusted; therefore the provision is discounted at a risk free rate, which resulted in an $83.2 million increase to the discounted obligation recognized on the balance sheet.  By using the deemed cost election discussed above, the Corporation was able to measure its decommissioning liability as at the date of transition in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and recognize in retained earnings the difference between the re-measured amount and the carrying amount of the liability at the date of transition to IFRS determined under GAAP.

Business combinations

Compton has entered into business combinations before the date of transition of January 1, 2010. Compton has not elected to adopt IFRS 3 “Business Combinations” retrospectively.  As a result, the classification of previous acquisitions under GAAP will remain the same with no change in the recognition of assets and liabilities, excluding goodwill.  There was no goodwill outstanding at January 1, 2010 on transition to IFRS.

Share based payment transactions

IFRS 2 “Share-based Payments” encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits, by exemption under IFRS 1, the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Corporation has both equity and cash settled share based payment transactions and has elected to take this exemption.  For equity settled instruments that were granted and fully vested by January 1, 2010, IFRS 2 does not need to be applied retrospectively or for cash settled transactions that were settled before January 1, 2010.

Recognition of all cumulative actuarial gains and losses for defined benefit pension plans

This exemption allows the Corporation to recognize all cumulative actuarial gains and losses for all defined benefit plans at January 1, 2010 thus resetting any corridor amount recognized under GAAP to zero. This exemption applies to unamortized actuarial gains and losses only. The Corporation, through its consolidation of the Mazeppa Processing Partnership, has an applicable defined benefit plan to which the exemption relates.  The result of the adjustment was a reduction of the Corporation’s other assets of $0.2 million.

Determining whether an arrangement contains a lease

This exemption permits the Corporation to avoid retrospective application of IFRIC 4 "Determining whether an arrangement contains a lease".  This exemption allows a first-time adopter to determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date, rather than at the inception of the arrangement. Therefore any change in the determination of whether an arrangement contains a lease can be applied prospectively.

Capitalization of borrowing costs

The Corporation, by taking this election, can limit capitalization of borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009 (effective date) or the date of transition, whichever is later. As the Corporation did not capitalize borrowing costs under GAAP, this exemption enabled Compton to generate a specific policy to apply prospectively.

- 31 -	March 31, 2011

Reconciliations of GAAP to IFRS

IFRS 1 requires an entity to reconcile balance sheets, equity, net earnings, comprehensive income and cash flows for prior periods. The following reconciliations present the adjustments made to the Corporation’s previously reported financial results in compliance with IFRS 1.  Reconciliations include the consolidated balance sheets as at January 1, 2010, March 31, 2010 and December 31, 2010, and consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

The Corporation’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

- 32 -	March 31, 2011

Balance Sheet As at January 1, 2010
	Notes	Previous GAAP	Effect of transition to IFRS		Opening IFRS balance sheet
CURRENT ASSETS
Accounts receivable		$37,389	$		$37,389
Risk management		198			198
Other assets		14,287			14,287
Deferred income taxes	[A]	12		(12)	-
		$51,886		$(12)	$51,874

Development and production	[B, C, D, E, H, J]	$1,944,196		$(334,322)	$1,609,874
Exploration and evaluation	[C]	-		72,378	72,378
Risk management		-		-	-
Other assets	[D]	679		1,815	2,494

TOTAL ASSETS		$1,996,761		$(260,141)	$1,736,620

CURRENT LIABILITIES
Accounts payable	[H]	$58,970		$8,939	$67,909
Risk management		94			94
Credit facility		107,183			107,183
Senior term notes		-			-
MPP term financing		4,601			4,601
Deferred income taxes	[A]	58		(58)	-
		$170,906		$8,881	$179,787

Risk management		$1,331	$		$1,331
Senior term notes		461,741			461,741
MPP term financing		46,807			46,807
Provisions	[E]	41,812		97,186	138,998
Deferred income taxes	[A]	277,728		(91,518)	186,210

TOTAL LIABILITIES		$1,000,325		$14,549	$1,014,874

NON-CONTROLLING INTEREST	[F]	$4,199		$(4,199)	$-

EQUITY
Capital stock	[K]	$386,706		$29,719	$416,425
Share purchase warrants		13,800			13,800
Other reserves	[I]	36,104		939	37,043
Non-controlling interest	[F]	-		4,199	4,199
Retained earnings	[A, B, D, H, I, K]	555,627		(305,348)	250,279
TOTAL EQUITY		$992,237		$(270,491)	$721,746

TOTAL LIABILITIES and EQUITY		$1,996,761		$(260,141)	$1,736,620

- 33 -	March 31, 2011

Balance Sheet As at March 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS
CURRENT ASSETS
Accounts receivable		$39,886	$-	$39,886
Risk management		12,032	-	12,032
Other assets		12,145	-	12,145
Deferred income taxes	[A]	31	(31)	-
		$64,094	$(31)	$64,063

Development and production	[B, C, D, E, H, J]	$1,913,829	$(323,755)	$1,590,074
Exploration and evaluation	[C]	-	73,622	73,622
Risk management		2,354		2,354
Other assets	[D]	744	1,815	2,559

TOTAL ASSETS		$1,981,021	$(248,349)	$1,732,672

CURRENT LIABILITIES
Accounts payable	[H]	$61,700	$8,299	$69,999
Risk management		246	-	246
Credit facility		90,733	-	90,733
Senior term notes		-	-	-
MPP term financing		5,105	-	5,105
Deferred income taxes	[A]	3,369	(3,369)	-
		$161,153	$4,930	$166,083

Risk management		$390	$-	$390
Senior term notes		448,296	-	448,296
MPP term financing		45,201	-	45,201
Provisions	[E]	41,343	97,245	138,588
Deferred income taxes	[A]	270,928	(84,649)	186,279

TOTAL LIABILITIES		$967,311	$17,526	$984,837

NON-CONTROLLING INTEREST	[F]	$4,170	$(4,170)	$-

EQUITY
Capital stock	[K]	$386,624	$29,719	$416,343
Share purchase warrants		13,800	-	13,800
Other reserves	[I]	36,532	1,220	37,752
Non-controlling interest	[F]	-	4,441	4,441
Retained earnings	[A, B, D, H, I, K]	572,584	(297,085)	275,499
TOTAL EQUITY		$1,009,540	$(261,705)	$747,835

TOTAL LIABILITIES and EQUITY		$1,981,021	$(248,349)	$1,732,672

- 34 -	March 31, 2011

Balance Sheet As at December 31, 2010

	Notes	Previous GAAP	Effect of transition to IFRS	IFRS
CURRENT ASSETS
Accounts receivable		$29,515	$-	$29,515
Risk management		8,041	-	8,041
Other assets		4,812	-	4,812
Deferred income taxes	[A]	31	(31)	-
		$42,399	$(31)	$42,368

Development and production	[B, C, D, E, H, J]	$1,339,310	$(587,928)	$751,382
Exploration and evaluation	[C]	-	68,550	68,550
Risk management		-	-	-
Other assets	[D]	805	1,815	2,620

TOTAL ASSETS		$1,382,514	$(517,594)	$864,920

CURRENT LIABILITIES
Accounts payable	[H]	$55,512	$2,243	$57,755
Risk management		116	-	116
Credit facility		145,584	-	145,584
Senior term notes		44,757	-	44,757
MPP term financing		11,098	-	11,098
Deferred income taxes	[A]	2,131	(2,131)	-
		$259,198	$112	$259,310

Risk management		$-	$-	$-
Senior term notes		192,455	-	192,455
MPP term financing		34,522	-	34,522
Provisions	[E]	60,551	123,873	184,424
Deferred income taxes	[A]	165,569	(158,558)	7,011

TOTAL LIABILITIES		$712,295	$(34,573)	$677,722

NON-CONTROLLING INTEREST	[F]	$6,184	$(6,184)	$-

EQUITY
Capital stock	[K]	$386,714	$29,719	$416,433
Share purchase warrants		13,800	-	13,800
Other reserves	[I]	38,748	1,364	40,112
Non-controlling interest	[F]	-	6,535	6,535
Retained earnings	[A, B, D, H, I, K]	224,773	(514,455)	(289,682)
TOTAL EQUITY		$664,035	$(476,837)	$187,198

TOTAL LIABILITIES and EQUITY		$1,382,514	$(517,594)	$864,920

- 35 -	March 31, 2011

Reconciliation of Equity

	Notes	As at January 1, 2010	As at March 31, 2010	As at December 31, 2010
TOTAL EQUITY UNDER PREVIOUS GAAP		$992,237	$1,009,540	$664,035
Recognition of impairment write-downs, depletion adjustments	[B, C, J]	$(265,210)	$(253,493)	$(561,050)
Revaluation of decommissioning liabilities	[E]	(83,293)	(83,678)	(78,187)
Recognition of inventory	[D]	(3,508)	(3,508)	(3,889)
Elimination of unamortized pension assets	[D]	(360)	(360)	(360)
Recognition of leases	[H]	951	863	(196)
Recognition of provisions	[E]	(14,834)	(13,687)	-
Adjustment to non-controlling interest		-	(271)	(349)

		$(366,254)	$(354,134)	$(644,031)
Tax effect of above	[A]	91,564	87,988	160,659
TOTAL ADJUSTMENT TO EQUITY		$(274,690)	$(266,146)	$(483,372)
Reclassification of non-controlling interest	[F]	4,199	4,441	6,535

TOTAL EQUITY UNDER IFRS		$721,746	$747,835	$187,198

- 36 -	March 31, 2011

Effect of IFRS Adoption for the Consolidated Statement of Earnings and Comprehensive Income

		For the 3 Months Ended March 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

REVENUE
Oil and natural gas revenues		$71,267	$(10,481)	$60,786
Royalties	[G]	(12,590)	12,590	-
TOTAL NET REVENUE		$58,677	$2,109	$60,786

EXPENSES
Operating	[G]	$18,397	$(4,518)	$13,879
Transportation		1,037	462	1,499
Administrative		5,550	-	5,550
Shared based payments	[I]	712	281	993
Foreign exchange and other gains	[B,H]	(16,070)	-	(16,070)
Risk management		(14,983)	-	(14,983)
Other royalty obligations	[G]	-	6,084	6,084
Depletion, depreciation and amortization	[B, J]	34,103	(11,639)	22,464
Exploration and evaluation	[C]	-	102	102
Impairment write-downs	[B]	-	-	-
Other expenses	[E]	1,170	(1,170)	-
TOTAL EXPENSES		$29,916	$(10,398)	$19,518

FINANCE COSTS
Interest and finance charges	[H]	$14,077	$305	$14,382
Accretion of decommissioning liabilities	[E]	1,056	92	1,148
TOTAL FINANCE COSTS		$15,133	$397	$15,530
EARNINGS BEFORE TAXES AND NON-CONTROLLING INTEREST		$13,628	$12,110	$25,738

INCOME TAXES
Current		$208	$-	$208
Deferred	[A]	(3,508)	3,576	68
TOTAL INCOME TAXES		$(3,300)	$3,576	$276

EARNINGS BEFORE NON-CONTROLLING INTEREST		$16,928	$8,534	$25,462

NON-CONTROLLING INTEREST	[F]	(29)	271	242
NET EARNINGS AND COMPREHENSIVE INCOME		$16,957	$8,263	$25,220

NET EARNINGS PER SHARE
Basic		$0.06	$0.04	$0.10
Diluted		$0.06	$0.04	$0.10

- 37 -	March 31, 2011

Effect of IFRS Adoption for the Consolidated Statement of Earnings and Comprehensive Income

		For the Year Ended December 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

REVENUE
Oil and natural gas revenues		$216,069	$(29,819)	$186,250
Royalties	[G]	(30,042)	30,042	-
TOTAL NET REVENUE		$186,027	$223	$186,250

EXPENSES
Operating	[G]	$66,134	$(13,248)	$52,886
Transportation		6,901	-	6,901
Administrative		22,702	-	22,702
Shared based payments	[I]	3,662	425	4,087
Foreign exchange and other gains	[B,H]	(28,885)	5,252	(23,633)
Risk management		(21,165)	-	(21,165)
Other royalty obligations	[G]	-	14,644	14,644
Depletion, depreciation and amortization	[B, J]	502,878	(413,463)	89,415
Exploration and evaluation	[C]	-	2,086	2,086
Impairment write-downs	[B]	-	695,395	695,395
Other expenses	[E]	19,873	(14,834)	5,039
TOTAL EXPENSES		$572,100	$276,257	$848,357

FINANCE COSTS
Interest and finance charges	[H]	$48,709	$1,579	$50,288
Accretion of decommissioning liabilities	[E]	4,264	240	4,504
TOTAL FINANCE COSTS		$52,973	$1,819	$54,792
EARNINGS (LOSS) BEFORE TAXES AND NON-CONTROLLING INTEREST		$(439,046)	$(277,853)	$(716,899)

INCOME TAXES
Current		$10	$-	$10
Deferred	[A]	(110,187)	(69,095)	(179,282)
TOTAL INCOME TAXES		$(110,177)	$(69,095)	$(179,272)

EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST		$(328,869)	$(208,758)	$(537,627)

NON-CONTROLLING INTEREST	[F]	1,985	349	2,334
NET LOSS AND COMPREHENSIVE INCOME		$(330,854)	$(209,107)	$(539,961)

NET EARNINGS (LOSS) PER SHARE
Basic		$(1.26)	$(0.79)	$(2.05)
Diluted		$(1.26)	$(0.79)	$(2.05)

- 38 -	March 31, 2011

Effect of IFRS adoption for the Consolidated Statement of Cash Flows:

		For the 3 Months Ended March 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

Net cash flows from operating activities	[H]	$23,597	$(6,584)	$17,013
Net cash flows from investing activities	[H]	(5,964)	6,584	620
		$17,633	$-	$17,633

Net cash flows from financing activities		(17,633)	-	(17,633)

NET Increase (decrease) in cash		$-	$-	$-

Cash, beginning of period		-	-	-

Cash, end of period		$-	$-	$-
		For the Year Ended December 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

Net cash flows from operating activities	[H]	$41,104	$(11,819)	$29,285
Net cash flows from investing activities	[H]	131,927	11,819	143,746
		$173,031	$-	$173,031

Net cash flows from financing activities		(173,031)	-	(173,031)

NET Increase (decrease) in cash		$-	$-	$-

Cash, beginning of period		-	-	-

Cash, end of period		$-	$-	$-

Notes to reconciliation

(a)  Deferred taxes

Under GAAP, the Corporation has recognized deferred tax assets and liabilities, primarily associated with its exploration and evaluation, development and production, and risk management activities.  Under IFRS, current deferred tax balances have been re-classed for presentation entirely as long term assets/liabilities.

In addition, each of the balances adjusted through equity on transition to IFRS have been tax effected based on the Corporation’s estimated rate of reversal, which approximates 25%.  At January 1, 2010 the impact to deferred taxes was a decrease in the deferred tax liability of $91.5 million.  For the year ended December 31, 2010, the cumulative impact on the deferred tax liability was a decrease of $160.7 million. For the three months ended March 31, 2010, the cumulative impact on the deferred tax liability was a decrease of $88.0 million. See the reconciliation of equity for adjustments that required a tax effect.

(b)  Development and production

Under GAAP, the Corporation followed full cost accounting for its petroleum and natural gas assets.  This methodology enabled the capitalization of amounts exceeding those acceptable for IFRS.  Under IFRS 1 on transition, the Corporation elected to allocate its full cost pool to its identified CGUs and then performed an impairment test.

- 39 -	March 31, 2011

Under the transitional election, an impairment test of the Corporation’s assets was required at a CGU level subsequent to the allocation.  The Corporation recognized an impairment write-down of $263.9 million on its petroleum and natural gas assets at January 1, 2010.  The write-downs were primarily recognized in two Southern Alberta CGUs with long reserve lives where the discount rates have the most impact on the value in use assessment.

For the three months ended March 31, 2010 no impairment was recognized on the Corporation’s assets.  For the year ended December 31, 2010, an impairment write-down of $695.4 million was recognized across all CGUs.  The impairments reflect the historically low natural gas pricing environment and outlook.  Under GAAP a $367.0 million ceiling test impairment was recognized on petroleum and natural gas assets at December 31, 2010.

The restated IFRS balances also reflect gains and losses on the derecognition of assets disposed of during 2010 at Niton and Gilby.  The combined net losses of $5.3 million have been included in the foreign exchange and other gains and losses presentation in net earnings.  Previously under GAAP, proceeds on sales were deducted from the full cost pool without gain or loss recognition unless the disposition changed the depletion rate by more than 20%.

(c)  Exploration and evaluation

IFRS 6 “Exploration and Evaluation of Mineral Resources” requires the separate recognition of exploration assets that have not yet established a determinable future value in the form of technically feasible and commercially viable reserves.  The $72.4 million of exploration and evaluation costs recognized under IFRS on transition at January 1, 2010 represent the Corporation’s interest in undeveloped lands and mineral rights, and exploratory wells under evaluation.

For the year ended December 31, 2010, the expiry of undeveloped mineral rights resulted in the derecognition of $2.1 million of exploration and evaluation assets, and have been presented as exploration expense in net earnings.

For the three months ended March 31, 2010 land expiries charged to exploration and evaluation expense totaled $0.1 million.

(d)  Other assets

Under a transitional election contained in IFRS 1, the Corporation eliminated unamortized actuarial gains of $0.2 million associated with the Mazeppa Processing Partnership defined benefit pension plan.  In addition, vested past service costs of the pension plan totaling $0.6 million were also adjusted through equity on transition.  The net result of both entries was a reduction in other assets of $0.4 million. There were no additional adjustments at March 31, 2010 and December 31, 2010.

Also on transition, the Corporation adopted an accounting policy to recognize identifiable inventory items that are currently being marketed for sale or redeployment.  Identifiable inventory of $2.2 million was initially recognized on transition at January 1, 2010 and is included for presentation purposes in other assets at the lower of cost and recoverable amounts.   The recognition of inventory reduced development and production by $5.7 million, and a valuation allowance of $3.5 million was reflected in equity.

(e)  Provisions

The estimated provision for decommissioning liabilities associated with the Corporation’s petroleum and natural gas assets has been adjusted on transition to IFRS.  The adjustment reflects the application of a risk free rate for the discounting of the liability (based on the underlying assets), where previously under GAAP this was measured using a credit risk adjusted rate.  The adjustment to the discounted decommissioning liability recognized at January 1, 2010 was $83.2 million.  Under an IFRS 1 election, this adjustment has been offset directly to equity on transition. The adjustment to the discounted decommissioning liability recognized at March 31, 2010 and December 31, 2010 were $84.5 million and $123.9 million, respectively.

- 40 -	March 31, 2011

In addition, a provision of $13.9 million was recognized at January 1, 2010 for lease surrender costs payable, and a reduction of other corporate assets of $0.9 million in related leasehold improvements.  The provision reflects the lower estimated cost of surrender for a portion of the corporate office space under lease, compared to the cost of fulfilling the contract.  The undeveloped and unutilized space was determined by Management to be an onerous contract.  The entire adjustment of $14.8 million was reflected in equity on transition.

At December 31, 2010, the revision of decommissioning liability cost estimates increased the provisional liability by $59.0 million.  The revisions related primarily to well abandonment costs based on the historical costs of the Corporation.  These assumptions were adjusted downward in 2011 to better align with inflation adjusted regulatory guidance and updated information.  See Note 9 - “Provisions”.

(f)  Non-controlling interest

The presentation of non-controlling interest has been changed on transition from GAAP to IFRS.  Under IFRS, non-controlling interest is considered a component of equity and presentation reclassification was made.  Minor adjustments in 2010 relating to the recognition and depletion of MPP facility assets, pension and decommissioning liabilities were also made.

For the three months ended March 31, 2010 the cumulative impact of transitional IFRS adjustments was $0.3 million.

For the year ended December 31, 2010 the cumulative impact of transitional IFRS adjustments was $0.3 million.

 (g)  Royalties

The presentation of royalties under IFRS has changed from previous disclosures under GAAP.   Previously, royalties were aggregated in a single line and shown as a reduction of total revenue in net earnings.  Under IFRS, crown and freehold royalties have been netted from revenues, all other royalties have been presented as “Other royalty obligations” in the expenses.  In addition, gas cost allowances have been presented as a recovery of related processing fees included in operating expense.

(h)  Leases

On transition to IFRS at January 1, 2010, the classification of certain leases were changed to be recognized as finance leases under IFRS.  These leases have been included in accounts payable for financial statement purposes as they are not individually material.  As a result of the reclassification, development and production was increased by $9.9 million (net), capital lease obligations increased $8.9 million, and the cumulative impact of interest and depreciation expense of $1.0 million related to the assets, was offset to equity at January 1, 2010.

At March 31, 2010, development and production and production was increased by $9.2 million (net), capital lease obligations increased $8.3 million, and the cumulative impact of interest and depreciation expense of $0.3 million and $0.1 million respectively, was recorded through net earnings.

At December 31, 2010, development and production was increased by $2.1 million (net), capital lease obligations increased $2.2 million, and the cumulative impact of interest and depreciation expense of $1.6 million and $0.6 million respectively, was recorded through net earnings.

(i)  Share based payments

Under GAAP, share based payments were recognized as an expense on a straight-line basis through the date of full vesting.  Under IFRS, the expense is required to be recognized over the individual vesting periods for graded vesting awards.  At January 1, 2010, this change in valuation resulted in a $0.9 million increase in “Other reserves”, and was offset directly to equity.

- 41 -	March 31, 2011

For the year ended December 31, 2010, an increase in share based compensation expense of $0.4 million resulted from the revised valuation methodology.  For the three months ended March 31, 2010, the increase was $0.3 million.

(j)  Depletion

Upon transition to IFRS, the Corporation adopted a policy of depleting its petroleum and natural gas assets on a unit of production basis over proved plus probable reserves, by depletable component.  The depletion policy under GAAP was a unit of production over proved reserves in a single pool.  There was no impact on adoption of IFRS at January 1, 2010, as provided by the IFRS 1 deemed cost allocation election.

For the year ended December 31, 2010, a decrease in depletion of $52.8 million resulted from the reduction of the Corporation’s petroleum and natural gas asset base and the revised depletion methodology.  For the three months ended March 31, 2010, depletion expense was reduced by $11.7 million.  Ceiling test impairments recognized under GAAP were previously disclosed in depletion and depreciation.

(k)  Flow-through shares

Under GAAP, the aggregate tax effect of all flow-through share renouncements in excess of the premium liability associated with flow-through share issuances were recognized as a reduction of share capital.  No specific guidance is provided regarding this issue under IFRS; however, it has been interpreted that guidance applied under US GAAP is acceptable under IFRS.  Under US GAAP, issuance proceeds were disaggregated between the fair market value of the shares issued and the premium paid for the renounced expenditures.  A deferred tax liability was accrued upon effective date of the renouncement and the deferred tax expense was charged to net earnings rather than to share capital.  On transition to IFRS at January 1, 2010, deferred tax expense of $30.0 million was reclassed from share capital to retained earnings.

- 42 -	March 31, 2011